SECUR 18000765

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-24995

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/17 (MM/DD/YY) AND ENDING 04/30/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Spencer Winston Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 WEST 47TH STREET
(No. and Street)

NEW YORK (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

OSCAR ECHMAN 212-840-2444
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

NEIL RISCHALL, CPA
(Name – *if individual, state last, first, middle name*)

146 SPENCER STREET, SUITE 4014 (Address) BROOKLYN (City) NY (State) 11205 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG - 8 2018
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

8/8/18

OATH OR AFFIRMATION

I, OSCAR ECHMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Spencer Winston Securities Corp., as of APRIL 30, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

THEODORE G STRICKER
Notary Public - State of New York
NO. 01ST6347193
Qualified in Westchester County
My Commission Expires Aug 29, 2020

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPENCER - WINSTON SECURITIES CORP.
FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION
APRIL 30, 2018

NEIL D. RISCHALL CPA
Certified Public Accountant
146 Spencer Street, Suite 4014
Brooklyn, New York 11205
Phone (718) 484-7954 Fax (718) 732-4504
Email: CPA@post.com

INDEPENDENT AUDITOR'S REPORT

To the shareholders and the board of directors of Spencer - Winston Securities Corp.

I have audited the accompanying statement of financial condition of Spencer - Winston Securities Corp., a New York corporation as of April 30, 2018 and the related statements of income, retained earnings and cash flows for the year then ended and the related notes and schedules (collectively referred to as the "financial statements") that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 limited to the exemption report attached pursuant to SEC Rule 15c3-3 as defined under paragraph (k)(2)(i). In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Spencer Winston Securities Corp , as of April 30, 2018 and the results of its operations and its cash flows for the fiscal year then ended in conformity with accounting principles generally accepted in the United States of America.

These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit. I am a registered Certified Public Accountant with the Public Company Accounting Oversight Board (PCAOB) and I am required to be independent with respect to Spencer Winston Securities Corp in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement whether due to error or fraud.

My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplementary information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

I have served as Spencer - Winston Securities Corp auditor since 2008.

NEIL D. RISCHALL
Certified Public Accountant

Brooklyn, NY
June 12, 2018

SPENCER - WINSTON SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
APRIL 30, 2018

ASSETS

Current Assets:	
Cash	$ 472,246
Receivables from Brokers and Dealers	36,876
Securities Owned at Market Value	196,007
Due From Broker	447,639
Commission Advances	6,660
Prepaid Expenses	3,610
Total Current Assets	1,163,038
Property and Equipment (Net of Accumulated Depreciation $80,651)	1,291
Other Assets:	
Deferred Tax Asset	22,316
Security Deposits	26,175
Total Other Assets	48,491
TOTAL ASSETS	$ 1,212,820

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Current Liabilities:	
Accounts Payable and Accrued Expenses	$ 133,376
Total Current Liabilities	133,376
Total Liabilities	133,376
Stockholders' Equity:	
Common Stock – No Par Value: 40 Shares Authorized, Issued and Outstanding	400
Additional Paid in Capital	57,616
Retained Earnings	1,021,428
Total Stockholders' Equity	1,079,444
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,212,820

See Independent Auditor's Report and Accompanying Notes to Financial Statements.

SPENCER - WINSTON SECURITIES CORP.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDING APRIL 30, 2018

Revenues:	
Commission Income	$ 2,318,515
Interest and Dividend Income	252,382
Other Income	147,471
Trading Income	38,793
Total Revenues	2,757,161
Expenses:	
Communication and Data Service	22,601
Cost of Services	379,922
Depreciation	1,607
Employee Benefits	7,662
Occupancy Costs	137,925
Salaries Expense	474,657
Independent Contractor	1,636,004
Other Expenses	99,755
Total Expenses	2,760,133
Net Loss Before Provision for Income Taxes	(2,972)
Provision for Income Taxes:	
Current Income Tax Expense	3,769
Deferred Income Tax Expense	1,707
Total Provision for Income Taxes	5,476
Net Loss	$ (8,448)

See Independent Auditor's Report and Accompanying Notes to Financial Statements.

SPENCER - WINSTON SECURITIES CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDING APRIL 30, 2018

	COMMON SHARES	STOCK	ADDITIONAL PAID IN CAPITAL	RETAINED EARNINGS	TOTAL
Beginning Balance					
May 1, 2017	40	$ 400	$ 57,616	$ 1,029,876	$ 1,087,892
Net Loss				(8,448)	(8,448)
Ending Balance					
April 30, 2018	40	$ 400	$ 57,616	$ 1,021,428	$ 1,079,444

See Independent Auditor's Report and Accompanying Notes to Financial Statements.

SPENCER - WINSTON SECURITIES CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDING APRIL 30, 2018

Cash Flows from Operating Activities:	
Net Loss	$ (8,448)
Adjustments to Reconcile Net Loss to Net Cash Provided by Operating Activities:	
Depreciation	1,607
Changes in Assets and Liabilities	
Receivables from Brokers and Deales	39
Securities Owned at Market Value	10,037
Due From Broker	(55,348)
Commission Advances	2,860
Prepaid Expenses	(1,043)
Deferred Tax Asset	1,707
Security Deposits	8,846
Accounts Payable and Accrued Expenses	63,830
Total Adjustments	32,535
Net Cash Provided by Operating Activities	24,087
Net Increase in Cash	24,087
Cash - Beginning of the Year	448,159
Cash - End of the Year	$ 472,246

See Independent Auditor's Report and Accompanying Notes to Financial Statements.

SPENCER - WINSTON SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
APRIL 30, 2018

NOTE 1 - ORGANIZATION AND BUSINESS

Spencer - Winston Securities Corp. (the "Company") was incorporated in May 1980 and commenced operations in September 1980. The Company is a non-clearing broker-dealer and is exempt from provisions of Rule 15c3-3 because all customers' accounts are carried by its clearing broker, Hilltop Securities Inc., on a fully disclosed basis.

NOTE 2 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The books and records of the Company are maintained on the accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to use judgment in the application of accounting policies including making estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during a reporting period. The most significant assumptions and estimates relate to, intangible assets and liabilities, depreciable lives, revenue recognition and the recoverability of trade accounts receivable. Application of these assumptions requires the exercise of judgment as to future uncertainties and, as a result, actual results could differ from these estimates.

Cash
Cash consists of a demand deposit account held at a major financial institution and may at times exceed the insurable amount. Management believes it mitigates its risk by investing in a major financial institution and in a fund that is currently U.S. federal government insured. Recoverability of investments is dependent upon the performance of the issuer.

Cash Equivalents
For purposes of the statement of cash flows the Company considers all short term investments purchased with a maturity of three months or less when purchased to be cash equivalents.

SPENCER - WINSTON SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
APRIL 30, 2018

NOTE 2 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

Security Transactions
Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk for the Company is recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Property and Equipment
Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to operations as incurred. Significant renovations and replacements which improve and extend the life of the asset are capitalized. When assets are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and gains and losses on the disposition, if applicable, are reflected in earnings.

Furniture and fixtures are depreciated over the estimated useful life of the asset, between 5 and 7 years. Computer equipment is depreciated over the estimated useful life of the asset, 5 years.

Income Taxes
The Company files its tax returns for federal, state and city as a C Corporation. In the accompanying financial statements provisions have been provided for federal city and state income taxes.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Furniture and Fixtures	$ 16,754
Computer Equipment	65,188
Total Property and Equipment	81,942
Less: Accumulated Depreciation	(80,651)
Net Property and Equipment	$ 1,291

For the year ended April 30, 2018, depreciation expense was $1,607.

See Independent Auditor's Report.

SPENCER - WINSTON SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
APRIL 30, 2018

NOTE 4 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission net capital rule (Rule 15c3-1) which requires that aggregate indebtedness, as defined, shall not be permitted to exceed 15 times net capital, as defined. As of April 30, 2018, the Company's net capital was approximately $987,443 which was in excess of the amount required, and had a ratio of aggregate indebtedness to the net capital of approximately 13 to 1.

NOTE 5 - INCOME TAXES

Income taxes are calculated based on the tax effects of transactions reported in the financial statements. The primary differences relate to unrealized investment gains and losses which are not recorded for tax purposes.

Current year income tax expense consists of the following:

Federal	-	$ 0
New York State	-	2,314
New York City Tax	-	1,455
		$ 3,769

NOTE 6 - PENSION AND PROFIT SHARING PLANS

The Company has adopted qualified non – contributory pension and profit sharing plans, covering substantially all employees who meet the Plans' eligibility requirements. The pension plan requires that the Company contribute an amount based on a percentage of compensation, as defined in the plan agreement, for all covered employees, annually. The profit sharing plan provides for the Company to contribute an amount out of its current profits, as defined in the plan agreement, or from prior years' earnings, as determined by the Board of Directors.

The contributions for the profit sharing plan may not exceed 15% of annual compensation of all participants in the plan, and for the pension plan, 10% of annual compensation subject to Internal Revenue Service salary limitations.

The Company's contribution to the plan is made to separate trust funds, administered by the trustee of the plan, with amounts allocated to the accounts of each participant. The Company has elected not to make a contribution to the profit sharing plan for the current fiscal year.

SPENCER - WINSTON SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
APRIL 30, 2018

NOTE 7 - COMMITMENTS

The Company conducts its operations in leased premises at two locations in New York City and one location in North Miami Beach, Florida, expiring at various dates to January 31, 2022. Leases contain real estate tax and cost of living (CPI) escalation clauses.

Future minimum rental payments due as of April 30, 2018, are as follows:

For the Year Ending April 30,	
2019	$ 51,969
2020	44,892
2021	46,239
2022	35,454
Total	$ 178,554

The Company records the actual rent payments rather than on a straight-line basis as required by accounting principles generally accepted in the United States of America. The difference is not material. For the year ended April 30, 2018, rent expense was $137,925.

NOTE 8 - LITIGATION

The Company is the defendant in a FINRA Dispute Resolution arbitration filed by a former securities brokerage customer of the Company alleging losses in two accounts as a result of unauthorized trading and unsuitable recommendations. The Company strongly denies this allegation and intends to vigorously defend this matter. At this time the outcome is not determinable

NOTE 9 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statement through June 12, 2018, the date which the financial statements were available to be issued.

SPENCER - WINSTON SECURITIES CORP.
RECONCILIATION BETWEEN UNAUDITED AND AUDITED FOCUS REPORTS
FOR THE YEAR ENDING APRIL 30, 2018

ACCOUNT	PER UNAUDITED	PER AUDITED	DIFFERENCE	EXPLANATION
Cash	$ 472,246	$ 472,246	$ -	
Due from Broker	484,515	484,515	-	
Securities	196,007	196,007	-	
Fixed Assets	651	1,291	(640)	ADJUSTED DEPRECIATION TO SCHEDULE
Other Assets	60,458	58,761	1,697	CHANGE IN DEFERRED TAX ASSET AND PREPAID TAXES
Total Assets	1,213,877	1,212,820	1,057	
Accrued Expenses	115,564	133,376	(17,812)	ADDITIONAL ACCRUALS
Total Liabilities	115,564	133,376	(17,812)	
Common Stock	400	400	-	
Paid in Capital	57,616	57,616	-	
Retained Earnings	1,040,297	1,021,428	18,869	ADDITIONAL ACCRUALS
Ownership Equit	1,098,313	1,079,444	18,869	
Non Allowable Assets	64,107	63,050	1,057	
Haircuts	28,951	28,951	-	
NET CAPITAL	$ 1,005,255	$ 987,443	$ 17,812	

See Independent Auditor's Report.

NEIL D. RISCHALL CPA
Certified Public Accountant
146 Spencer Street, Suite 4014
Brooklyn, New York 11205
Phone (718) 484-7954 Fax (718) 732-4504
Email: CPA@post.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholders
Spencer - Winston Securities Corp.
New York, NY

In planning and performing my audit of the financial statements of SPENCER - WINSTON SECURITIES CORP. (the "Company"), for the year ended April 30, 2018, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g), in following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling his responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for

which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at April 30, 2018, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Neil Rischall

NEIL D. RISCHALL
Certified Public Accountant
Brooklyn, New York
June 12, 2018

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [16]   2) Rule 17a-5(b) [17]   3) Rule 17a-11 [18]
4) Special request by designated examining authority [19]   5) Other [26]

NAME OF BROKER-DEALER: Spencer Winston Securities Corp. [13]

SEC FILE NO.: 8-24995 [14]

FIRM I.D. NO.: 8300 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

45 West 47th Street [20]
(No. and Street)

New York [21] NY [22] 10036 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): May 1, 2017 [24]

AND ENDING (MM/DD/YY): April 30, 2018 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Oscar Echman [30]

(Area Code) — Telephone No.: (212) 840-2444 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: | OFFICIAL USE

[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [40] NO X [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT ✓ [42]

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ______________ day of ______________ 20 ___
Manual signatures of:

1) ______________________________
Principal Executive Officer or Managing Partner

2) ______________________________
Principal Financial Officer or Partner

3) ______________________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Rischall, Neil D. [70]

ADDRESS

146 Spencer Street, Suite 4014 [71]	Brooklyn [72]	NY [73]	11205 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- ■ Certified Public Accountant [75]
- ☐ Public Accountant [76]
- ☐ Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
[50]	[51]	[52]	[53]			

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SPENCER WINSTON SECURITIES CORP. **N 3** [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 4/30/2018 [99]
SEC FILE NO. 8-24995 [98]
Consolidated [198]
Unconsolidated X [199]

Item	Allowable	Non-Allowable	Total
1. Cash	$ 472,246 [200]		$ 472,246 [750]
2. Receivables from brokers or dealers:			
A. Clearance account	36,876 [295]		
B. Other	447,639 [300]	$ [550]	484,515 [810]
3. Receivable from non-customers	[355]	6,660 [600]	6,660 [830]
4. Securities and spot commodities owned at market value:			
A. Exempted securities	[418]		
B. Debt securities	[419]		
C. Options	[420]		
D. Other securities	193,009 [424]		
E. Spot commodities	[430]		193,009 [850]
5. Securities and/or other investments not readily marketable:			
A. At cost $ [130]			
B. At estimated fair value	[440]	2,998 [610]	2,998 [860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ [150]			
B. Other securities $ [160]			
7. Secured demand notes:	[470]	[640]	[890]
Market value of collateral:			
A. Exempted securities $ [170]			
B. Other securities $ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value			
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		[660]	[900]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[480]	[670]	[910]
	[490]	1,291 [680]	1,291 [920]
11. Other assets	[535]	52,101 [735]	52,101 [930]
12. TOTAL ASSETS	$ 1,149,770 [540]	$ 63,050 [740]	$ 1,212,820 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SPENCER WINSTON SECURITIES CORP. as of 4/30/2018

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255 [13]	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other [10]		1115		1305		1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other	133,376	1205		1385	133,376	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211 [12]		1390 [14]		1700
19. E. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders [9] $ 970						
2. includes equity subordination (15c3-1(d)) of . . . $ 980						
B. Securities borrowings, at market value from outsiders $ 990				1410		1720
C. Pursuant to secured demand note collateral agreements				1420		1730
1. from outsiders $ 1000						
2. includes equity subordination (15c3-1(d)) of . . . $ 1010						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 133,376	1230	$	1450	$ 133,376	1760

Ownership Equity		Total	
21. Sole Proprietorship		[15] $	1770
22. Partnership (limited partners)	[11] ($ 1020)		1780
23. Corporation:			
A. Preferred stock			1791
B. Common stock		400	1792
C. Additional paid-in capital		57,616	1793
D. Retained earnings		1,021,428	1794
E. Total		1,079,444	1795
F. Less capital stock in treasury		[16] ( )	1796
24. TOTAL OWNERSHIP EQUITY		$ 1,079,444	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 1,212,820	1810

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SPENCER WINSTON SECURITIES CORP. as of 4/30/2018

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$	1,079,444	3480
2. Deduct ownership equity not allowable for Net Capital			19	( )	3490
3. Total ownership equity qualified for Net Capital				1,079,444	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities			$	1,079,444	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	17 $	63,050	3540		
B. Secured demand note delinquency			3590		
C. Commodity futures contracts and spot commodities – proprietary capital charges			3600		
D. Other deductions and/or charges			3610	(63,050)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net capital before haircuts on securities positions			20 $	1,016,394	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):					
A. Contractual securities commitments	$		3660		
B. Subordinated securities borrowings			3670		
C. Trading and investment securities:					
1. Exempted securities	18		3735		
2. Debt securities			3733		
3. Options			3730		
4. Other securities		28,951	3734		
D. Undue Concentration			3650		
E. Other (List)			3736	(28,951)	3740
10. Net Capital			$	987,443	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SPENCER WINSTON SECURITIES CORP. as of 4/30/2018

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	8,883	[3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	100,000	[3758]
13. Net capital requirement (greater of line 11 or 12)	$	100,000	[3760]
14. Excess net capital (line 10 less 13)	$	887,443	[3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19) 22	$	974,105	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$	133,376	[3790]
17. Add:					
A. Drafts for immediate credit 21	$	[3800]			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	[3810]			
C. Other unrecorded amounts (List)	$	[3820]	$		[3830]
18. Total aggregate indebtedness			$	133,376	[3840]
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)			%	13.5	[3850]
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			%		[3860]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		[3970]
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$		[3880]
23. Net capital requirement (greater of line 21 or 22)	$		[3760]
24. Excess capital (line 10 less 23)	$		[3910]
25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$		[3920]

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SPENCER WINSTON SECURITIES CORP.

For the period (MMDDYY) from 05/01/17 [3932] to 04/30/18 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

Item		Amount	Code
1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange		$ 2,318,515	3935
b. Commissions on listed option transactions			3938
c. All other securities commissions			3939
d. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts		38,793	3952
4. Profit (loss) from underwriting and selling groups			3955
5. Revenue from sale of investment company shares			3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue		399,853	3995
9. Total revenue		$ 2,757,161	4030

EXPENSES

Item		Amount	Code
10. Salaries and other employment costs for general partners and voting stockholder officers		120,000	4120
11. Other employee compensation and benefits		319,213	4115
12. Commissions paid to other broker-dealers		199,154	4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements	4070		
14. Regulatory fees and expenses		23,933	4195
15. Other expenses		2,103,309	4100
16. Total expenses		$ 2,765,609	4200

NET INCOME

Item		Amount	Code
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ (8,448)	4210
18. Provision for Federal income taxes (for parent only)			4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	4338		
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of	4239		
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ (8,448)	4230

MONTHLY INCOME

Item		Amount	Code
23. Income (current month only) before provision for Federal income taxes and extraordinary items		$ (2,099)	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SPENCER WINSTON SECURITIES CORP.

For the period (MMDDYY) from 05/01/17 to 04/30/18

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 1,087,892	4240
A. Net income (loss)			(8,448)	4250
B. Additions (Includes non-conforming capital of	$	4262)		4260
C. Deductions (Includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From item 1800)			$ 1,079,444	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ -0-	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$ -0-	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SPENCER WINSTON SECURITIES CORP. as of 4/30/2018

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)
   A. (k)(1) — $2,500 capital category as per Rule 15c3-1 4550
   B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained 4560
   C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 30 Hilltop Securities 4335 x 4570
   D. (k)(3) — Exempted by order of the Commission (include copy of letter) 4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31 4600	4601	4602	4603	4604	4605
32 4610	4611	4612	4613	4614	4615
33 4620	4621	4622	4623	4624	4625
34 4630	4631	4632	4633	4634	4635
35 4640	4641	4642	4643	4644	4645

Total $ 36 4699

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

NEIL D. RISCHALL CPA

Certified Public Accountant
146 Spencer Street, Suite 4014
Brooklyn, New York 11205
Phone (718) 484-7954 Fax (718) 732-4504
Email: CPA@post.com

SPENCER - WINSTON SECURITIES CORP.
45 WEST 47TH STREET
NEW YORK, NY 10036

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the period from May 1, 2017 to April 30, 2018, which were agreed to by Spencer - Winston Securities Corp and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC solely to assist you and the other specified parties in evaluating Spencer Winston Securities Corp's compliance with the applicable instructions of the Transitional Assessment Reconciliation. Spencer - Winston Securities Corp's management is for the Spencer Winston Securities Corp's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended April 30, 2018, with the amounts reported in Form SIPC-7T for the period from May 1, 2017 to April 30, 2018 noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

NEIL RISCHALL
Certified Public Accountant

Brooklyn, NY
June 12, 2018

Spencer Winston Securities Corp.

Member FINRA/SIPC

June 12, 2018

Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Exemption Report for SEC Rule 15c3-3 for Fiscal Year 2018

Dear Sir/Madame:

For the fiscal year ending April 30, 2018 Spencer Winston Securities Corp. claimed exemption from SEC Rule 15c3-3 as outlined under paragraph (k)(2)(ii) of the respective rule. This section states the following:

The provisions of this section shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Hilltop Securities Inc."

Spencer Winston Securities Corp.met the exemption provided above for the period ending April 30, 2018.

Sincerely,

Oscar Echman
Managing Member

Neil D. Rischall CPA
Certified Public Accountant
146 Spencer Street Suite 4014
Brooklyn, New York 11205
Phone (718) 692-0510 Fax (718) 732-4504
Email : CPA@post.com

June 12, 2018

To the Stockholders
Spencer - Winston Securities Corp.

Gentlemen:

I have reviewed management's statements, included in the accompanying Exemption Report for SEC Rule 15c3-3 for Fiscal Year ended April 30, 2018, in which (1) Spencer - Winston Securities Corp. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Spencer - Winston Securities Corp. claimed an exemption from 17 C.F.R. § 240.15c3-3: under paragraph (k)(2)(ii) of the respective rule. and (2) Spencer - Winston Securities Corp. stated that Spencer - Winston Securities Corp. met the identified exemption provisions throughout the most recent fiscal year. Spencer - Winston Securities Corp. management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Spencer - Winston Securities Corp. with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

NEIL D. RISCHALL,
Certified Public Accountant
Brooklyn, NY
June 12, 2018